Wisdom Tree Ethereum Trust

250 West 34th Street, 3rd Floor

New York, NY 10119

September 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Wisdom Tree Ethereum Trust

Request to Withdraw Registration Statement on Form S-1

File No. 333-256557

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Wisdom Tree Ethereum Trust (the “Company”) hereby requests that, effective as of September 6, 2024 or as soon as thereafter as practicable, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-256557), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on May 27, 2021. The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan, Lewis & Bockius LLP, by calling Erin E. Martin at (202)-739-5729 or emailing at erin.martin@morganlewis.com.

Very truly yours,

Wisdom Tree Ethereum Trust

By:	/s/ Ryan Louvar
Name:	Ryan Louvar
Title	Chief Legal Officer and Head of Business and Legal Affairs

cc: Erin Martin, Morgan, Lewis & Bockius LLP